Mail Stop 4561
      June 15, 2005


VIA U.S. MAIL AND FAX (864) 239-5824

Mr. Stephen Waters
Vice President
National Corporation for Housing Partnerships
55 Beattie Place, PO Box 1089
Greenville, SC 29602

Re:	National Housing Partnership Realty Fund Two
	Form 10-KSB for the year ended December 31, 2004
	File No. 0-14458

Dear Mr. Waters:

      We have reviewed your June 9, 2005 response letter and have the following additional comments. Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the year ended December 31, 2004

Financial Statements and Notes

Note 1 - Summary of Partnership Organization and Significant
Accounting Policies

Recent Accounting Pronouncements

1. Considering the disproportionate voting rights of the Partnership and your response to our May 25, 2005 comment 2 stating the Partnership has not identified parties other than the Partnership and
NHP, a related party, involved in the activities of the local limited partnerships, and for whom these activities are conducted, it appears you have met the criteria in paragraph 5(c). Please explain how you have concluded that the local limited partnerships are not VIEs under paragraph 5(c) as stated in your response to our April 13, 2005 comment 2 in light of these facts.



2. Given the related party relationship of the Partnership and the general partner of the local limited partnerships, please explain the substance of the Partnership`s ability to remove the general partner without cause. Please provide the relevant terms of the partnership agreements, as applicable.

      You may contact Matthew Dowling, Staff Accountant, at (202)
551-3467 or me at (202) 551-3403 if you have questions. Please respond to the comments included in this letter within ten business days or tell us when you will provide us with a response. Please file your response on EDGAR.

						Sincerely,


Steven Jacobs
				Accounting Branch Chief




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Mr. Stephen Waters
National Housing Partnership Realty Fund Two
June 15, 2005
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